Medical Hospitality Group, Inc.

July 10, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Medical Hospitality Group, Inc. File No. 333-174533 Form S-11

Dear Mr. McTiernan:

The undersigned, Medical Hospitality Group, Inc., respectfully requests that the effective date of its Registration Statement on Form S-11 relating to shares of its Common Stock be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m. eastern time on July 11, 2013, or as soon as practicable thereafter.

In making this request, the undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Billy Brown

Medical Hospitality Group, Inc.

Billy Brown

Chief Executive Officer

3241 Preston Rd, Ste 7, Frisco Tx 75034, 214-618-8288, www.medicalhospitalitygroup.com